Exhibit (a)(1)(E)

CYTODYN INC.

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980-8524

December 15, 2017

To the Holders of the Original Warrants:

This letter is to advise you that, on December 15, 2017, CytoDyn Inc. (“we”) filed with the Securities Exchange Commission an amended Schedule TO, a copy of which can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov, with respect to the offer to you, as a holder of certain warrants to purchase our common stock (the “Original Warrants”), to amend and exercise such Original Warrants at a reduced exercise price of $0.50 per share of Common Stock, subject to the terms and conditions set forth in the “Offer to Amend and Exercise Warrants to Purchase Common Stock of CytoDyn Inc.” dated as of November 24, 2017 (as amended, the “Offer to Amend and Exercise”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise. The terms of the Offer to Amend and Exercise are more fully described in the Offering Materials previously mailed to you on or about November 24, 2017. The Offer to Amend and Exercise currently expires on December 22, 2017 at 5:00 P.M. (Eastern Time).

The amended Schedule TO clarifies, in response to certain comments from the Securities and Exchange Commission, that the Offer to Amend and Exercise is not limited to “accredited investors” as defined under applicable securities laws. The amended Schedule TO also clarifies, in response to certain comments from the Securities and Exchange Commission, that we do not view certain representations and warranties to be made by participating warrant holders, set forth in paragraph’s (2) through (5) on page 2 of the Acknowledgements and Representations and Warranties form previously mailed to you, as a waiver of any potential liability that we may have under federal securities laws; and that we agree not to assert any such waiver of liability.

All participating holders of Original Warrants are required to complete and return an Accredited Investor Questionnaire. If we receive a completed Accredited Investor Questionnaire from any holder that desires to participate indicating that such holder is no longer an “accredited investor,” then we will file and distribute to all holders of Original Warrants, as part of a subsequent amendment to our existing Schedule TO, certain supplemental disclosures required by Regulation D under the Securities Act of 1933, as amended, which are not currently included in the Schedule TO. In that case, we would extend the Expiration Date of the Offer to Amend and Exercise, as required under the Securities Exchange Act of 1934, as amended and the rules of the Securities and Exchange Commission thereunder.

In addition, if we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws, then we may determine that it is necessary to cancel the Offer to Amend and Exercise in its entirety, and not to consummate any of the contemplated transactions, in order to comply with the requirements of applicable securities laws. In that case, all exercise payments previously received would be promptly returned to participating warrant holders, along with all Original Warrants, unexercised and outstanding pursuant to their original terms.

The Offering Materials previously mailed to you on or about November 24, 2017, together with the amended Schedule TO, provide information regarding the Offer to Amend and Exercise and how you can participate. We recommend that holders of the Original Warrants review the Schedule TO, as amended, including the exhibits, and the Company’s other materials that have been filed with the SEC and can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov before making a decision on whether to participate in the Offer to Amend and Exercise.

Thank you for your time in reviewing this opportunity.

Very truly yours,

CYTODYN INC.

By:	/s/ Nader Z. Pourhassan, Ph.D.
Name:	Nader Z. Pourhassan, Ph.D.
Title:	President and Chief Executive Officer